

December 2, 2014

<u>Via E-mail</u>
Laurie A. Delano
Vice President – Finance and Chief Financial Officer
Empire District Electric Company
602 S. Joplin Avenue
Joplin, Missouri 64801

  Re: **Empire District Electric Company**
    Form 10-K for the Fiscal Year Ended December 31, 2013
    Filed February 21, 2014
    File No. 1-03368

Dear Ms. Delano:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ James Allegretto

      James Allegretto
      Senior Assistant Chief Accountant